FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	2002 Annual General Meeting Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX BIOTECH INC.

3650 Wesbrook Mall

Vancouver, British Columbia

Canada  V6S 2L2

INFORMATION CIRCULAR

(Containing information as at August 12, 2002, unless otherwise indicated.)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Micrologix Biotech Inc. (the 'Company') for use at the Annual General Meeting (the 'Meeting') of the members of the Company to be held on Thursday, September 12, 2002 at 2:00 p.m. (Vancouver time) at the Fairmont Waterfront Centre Hotel, MacKenzie Room II, 900 Canada Place Way, Vancouver, British Columbia, and at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers, or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

Because many of the Company's members are unable to attend the Meeting in person, the Board of Directors (the 'Board') solicits proxies by mail to give each member an opportunity to vote on all matters that will properly come before the Meeting.  Members who expect to be unable to attend the Meeting in person should:

The following numbering is done with the Alt NG (general) numbering macro.  The numbered paragraphs use List styles.  The shortcut keys are Alt G1, Alt G2 etc. '

(a) read this Information Circular carefully;

(b) specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c) sign, date and return the Instrument of Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British'Columbia, V6C 3B8 (facsimile 604-689-8144), before 4:00 p.m. (Vancouver  time) on Tuesday, September 10, 2002.

To be valid, the Instrument of Proxy must be dated and signed by the member or by the member's attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation, and returned to the Company's Registrar and Transfer Agent as set out above, or, subject to the discretion of the Chairman of the Meeting, as to any matter in respect of which a vote shall not have already been cast at the Meeting, by delivering the Instrument of Proxy to the Chairman of the Meeting on the day of the Meeting, or at any adjournments or postponements thereof.  If the Instrument of Proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT ANOTHER PERSON TO ATTEND AND ACT ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A MEMBER SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE MEMBER'S NOMINEE IN THE BLANK SPACE PROVIDED.  A PERSON APPOINTED AS A PROXYHOLDER NEED NOT BE A MEMBER OF THE COMPANY.  THE SHARES REPRESENTED BY THE INSTRUMENT OF PROXY WILL, IF THE INSTRUCTIONS CONTAINED IN THE INSTRUMENT OF PROXY ARE CERTAIN AND IF THE INSTRUMENT OF PROXY IS DULY COMPLETED AND DELIVERED AND HAS NOT BEEN REVOKED, WILL BE VOTED ON ANY POLL, AND WHERE A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. UNLESS OTHERWISE INDICATED BY THE MEMBER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED IN THE INSTRUMENT OF PROXY.  WITH ONE EXCEPTION, ALL MOTIONS PROPOSED TO BE MADE AT THE MEETING REQUIRE A SIMPLE MAJORITY OF THE VOTES CAST AT THE MEETING FOR APPROVAL.  APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2000 INCENTIVE STOCK OPTION PLAN REQUIRES A SIMPLE MAJORITY OF THE VOTES CAST AT THE MEETING OF DISINTERESTED SHAREHOLDERS (AS DEFINED).

The enclosed Instrument of Proxy confers upon the proxy holder discretionary authority to vote all shares represented by the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting or any other matter that properly comes before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy solicited hereby to vote in accordance with their best judgment on such matters of business.  At the time of printing this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

REVOCATION OF PROXIES

A member who has given a proxy may revoke it by an instrument in writing executed by the member, or by the member's attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, delivered to the registered office of the Company at 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or to the Chairman of the Meeting before any vote in respect of which the Instrument of Proxy is to be used shall have been taken, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on August 12, 2002, 39,474,059 Common shares without par value in the capital stock of the Company (each a 'Common Share') were issued and outstanding, each such share carrying the right to one vote at the Meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of Common Shares on August 8, 2002 are entitled to vote at the Meeting.  Holders of the Redeemable, Convertible Preferred shares, Series A and the Redeemable, Convertible Preferred shares, Series B of the Company are entitled to receive notice of and be invited to attend but not vote at the Meeting.

As at August 12, 2002, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.

SETTING NUMBER OF DIRECTORS

The Board is currently comprised of seven persons.  William J. (Bud) Foran has advised the Board that he will be retiring from the Board at the time of the Meeting.  At the Meeting, members will be called upon to approve an ordinary resolution setting the number of directors of the Company at six.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR SETTING THE NUMBER OF DIRECTORS OF THE COMPANY AT SIX.

ELECTION OF DIRECTORS

In accordance with the Articles of the Company, each director elected will hold office until the next annual general meeting or until their successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Company Act (British'Columbia).

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES NAMED IN THE INSTRUMENT OF PROXY.  IN THE UNANTICIPATED EVENT THAT A NOMINEE IS UNABLE TO, OR DECLINES TO SERVE AS A DIRECTOR AT THE TIME OF THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY WILL VOTE TO ELECT ANOTHER NOMINEE IF PRESENTED OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION. AS OF THE DATE OF THIS INFORMATION CIRCULAR, THE BOARD IS NOT AWARE OF ANY NOMINEE WHO IS UNABLE TO OR WHO INTENDS TO DECLINE TO SERVE AS A DIRECTOR, IF ELECTED.

As at the date of this Information Circular, the Company had not received any nominations for directors pursuant to Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The National Post newspaper on July 18, 2002.

The following table sets forth the name of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, the period of time for which he has been a director of the Company, and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name of Nominee and

Municipality of Residence

Present Position

with the Company

Date Appointed as a Director

Common Shares Owned

DAVID SCOTT(1)(2)

Vancouver, BC

Chairman of the Board and Director

September 7, 2000

20,000

JAMES DEMESA

Vancouver, BC

President, Chief Executive Officer and Director

October 1, 2001

  20,000(4)

KENNETH H. GALBRAITH(3)

White Rock, BC

Director

February 5, 2001

20,000

STEVEN GILLIS, Ph.D.(1)

Mercer Island, WA

Director

August 1, 1996

      Nil

COLIN R. MALLET(2)(3)

Vancouver, BC

Director

December 8, 1995

 20,000

ROBERT W. RIEDER(1)(3)

Vancouver, BC

Director

October 28, 1994

 10,000

(1) Denotes a member of the Company's Compensation Committee.

(2) Denotes a member of the Company's Corporate Governance Committee.

(3) Denotes a member of the Company's Audit Committee.

(4) Dr. DeMesa has subscribed to purchase approximately 23,000 Common Shares of the Company from treasury at current market prices in support of the Company's cash management program.  See 'Executive Compensation' below.

Set out below are profiles of management's nominees for directors of the Company, including particulars of their principal occupations for the past five years:

DAVID SCOTT, Chairman of the Board and Director.  Mr. Scott became a director of the Company on September 7, 2000 and is currently Chairman of the Board of the Company.  Mr. Scott is also director of AnorMED Inc., VSM MedTech Ltd, Theramed Inc. and several other companies.  He serves as Chair of the Investment Advisory Board of the British Columbia Life Sciences Fund.  Mr. Scott has spent over 30 years in investment analysis and management.  He founded, built and sold a mutual fund management company, Scotiafund Financial Services Inc.  In 1988, Mr. Scott joined Discovery Enterprises Inc. as President.  From 1994 until his retirement in December, 1999, Mr. Scott was the President of MDS Ventures Pacific.  He was a founding director of the Academy of Chief Executives of Technology Companies.  Mr. Scott is a graduate of Bishop's University and holds a MBA from the Ivey School of Business at the University of Western Ontario.

JAMES DEMESA, President, Chief Executive Officer and Director.  Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development.  Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. ('GenSci'), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his M.D. and MBA degrees.

KENNETH H. GALBRAITH, Director. Mr. Galbraith joined the Board on February 5, 2001. He has been the President of Gigha Consulting Ltd., a technology consulting and investment management company, since October 2000. From February 1988 to October 2000 he was employed by QLT Inc., a biotechnology company, where he progressed to the position of Executive Vice President and Chief Financial Officer. During his time at QLT, Mr. Galbraith raised in excess of $500 million in equity capital and negotiated strategic alliances with major pharmaceutical companies, including Novartis AG, Baxter Healthcare Corp., American Home Products Corporation and the Beaufour Ipsen Group. Mr. Galbraith is a director of several private and public biotechnology companies, including Angiotech Pharmaceuticals, Inc. since March 2000, StressGen Biotechnologies Corporation since May 2000, Kinetek Pharmaceuticals, Inc. since October 2000, Active Pass Pharmaceuticals, Inc. since October 1999 and Neuro Discovery Inc. since November 2001. He currently serves on the Board of Directors of the Michael Smith Foundation for Health Research, a non-profit foundation. He is a former founding Director and Chairman of the British Columbia Biotechnology Alliance and the former Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Recently, he was appointed by the Province of B.C. to a three-year term as a Director of the Fraser Health Authority that oversees healthcare needs for 1.3 million B.C. residents with an annual budget in excess of $1.4 billion. Mr. Galbraith received his B.Com. (Honours) degree in 1985 from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

STEVEN GILLIS, Ph.D., Director.  Dr. Gillis became a director of the Company on August 1, 1996.  Dr. Gillis co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time.  Dr. Gillis has served as the Chairman of the Board of Corixa since March 1999. From 1994 to February 1999, Dr. Gillis served as Corixa's President.  Dr. Gillis was a founder of Immunex Corporation, a biotechnology company.  From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex.  From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and Development Corporation, a wholly owned subsidiary  of Immunex, and Chief Scientific Officer of Immunex.  Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

COLIN R. MALLET, Director.  Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995.  From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc.  Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995.  He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research.  He has been a director of Axcan Pharma Inc. since 1995 and AnorMED Inc. since 1996.  Mr. Mallet has a B.A. degree from Cambridge University.

ROBERT W. RIEDER, Director.  Mr. Rieder became a director of the Company on October 28, 1994. Mr. Rieder has been President, Chief Executive Officer and a director of Cardiome Pharma Corp. since April 1997.  Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments. Mr. Rieder received an undergraduate degree in Chemical Engineering from the University of British Columbia in 1969 and a Masters Degree in Business Administration from the University of Western Ontario in 1984.

Board Meetings and Standing Committees

The Board held a total of five meetings during the Company's financial year ended April 30, 2002.  To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  The Board from time to time has designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities.  During the financial year ended April 30, 2002, the Company had one ad hoc committee - a Search Committee which was formed in January of 2001 to oversee the recruitment of a new President and Chief Executive Officer for the Company.  The Search Committee consisted of the members of the Compensation Committee along with Kenneth Galbraith and Colin Mallet and was disbanded on September 6, 2001 following completion of the hiring of Dr. DeMesa.  The Search Committee held two meetings during the financial year ended April 30, 2002.

The Audit Committee currently consists of Kenneth Galbraith, Colin Mallet and Robert Rieder, none of whom are involved in the daily operations of the Company.  The Audit Committee assists the Board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, meeting with the Company's external auditor, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.  The Audit Committee held five meetings during the financial year ended April 30, 2002.

The Compensation Committee currently consists of David Scott, Steven Gillis and Robert Rieder, none of whom is involved in the daily operations of the Company.  The Compensation Committee is responsible for making recommendations to the Board regarding the compensation of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company's incentive stock option plans.  The Compensation Committee had a number of informal consultations and one formal meeting during the financial year ended April 30, 2002.  Additionally the members of the Compensation Committee served on the Search Committee (as described above).

The Corporate Governance Committee currently consists of Colin Mallet, David Scott and William J. (Bud) Foran.  Mr. Mallett and Mr. Scott are not involved in the daily operations of the Company.  Mr. Foran was involved in the daily operations of the Company during the time he served as Interim President and CEO from January 26, 2001 to September 30, 2001.  This Committee is responsible for reviewing and making recommendations on the size and composition of the Board and standing committees of the Board and in reviewing corporate governance matters.  The Corporate Governance Committee held three meetings during the financial year ended April 30, 2002.

Compensation of Directors

Directors who are not executive officers or representatives of any member group receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Steven Gillis, Kenneth Galbraith, Colin Mallet, Robert Rieder and William J. (Bud) Foran are currently compensated on the preceding basis.  Mr. Scott was paid on the preceding basis to September 5, 2001 and was also paid consulting fees of $10,000 ($1,000 per day) for additional services provided during the period the Company was recruiting a new President and Chief Executive Officer.  Effective September 6, 2001, Mr. Scott was paid a fixed fee of $1,667 per month for his services as a director and an additional $6,667 per month in his capacity as Chairman of the Company.  Prior to September 6, 2001, William J. (Bud) Foran was paid a fixed fee of $8,333 per month as compensation for his services as a director and Chairman of the Board.  For the period January 26, 2001 to September 30, 2001, Mr. Foran was paid an additional $12,500 per month for his services as interim President and Chief Executive Officer of the Company (see 'Compensation of the Chief Executive Officer' page 11).

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the members.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board.  Directors also receive 7,500 options annually upon their re-election to the Board at the Company's Annual General Meeting.

The following table sets forth the number and terms of options granted to purchase Common Shares of the Company made during the most recently completed financial year to directors who were not executive officers of the Company during the financial year ended April 30, 2002:

Name

Number of Securities Under Options Granted

(#)

% of Total Options Granted to Employees in Fiscal Year

(%)

Exercise Price

($)

Market Value of Securities Underlying Options on Date of Grant ($)

Expiration Date

Kenneth H. Galbraith

7,500

0.4%

$1.86

$1.82

September 5, 2006

Steven Gillis

7,500

0.4%

$1.86

$1.82

September 5, 2006

Colin R. Mallet

7,500

0.4%

$1.86

$1.82

September 5, 2006

Robert W. Rieder

7,500

0.4%

$1.86

$1.82

September 5, 2006

David Scott

7,500

0.4%

$1.86

$1.82

September 5, 2006

STATEMENT ON CORPORATE GOVERNANCE

'Corporate Governance' means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.  The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management.  The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers, and communities.

Report of The Toronto Stock Exchange Committee on

Corporate Governance in Canada

December 1994

The focus of the Board is to provide objective, prudent guidance to the Company.  In developing and supervising implementation of the Company's strategic plan, the Board will review and set objectives for the Chief Executive Officer and the Company's senior management.  The Company's responsibilities to its members and employees are demonstrated by its commitment to effective corporate governance and disclosure.  The Company is committed to meeting or exceeding the recommendations set out in The Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the 'Guidelines') and, although not yet declared effective pending approval of the Ontario Securities Commission, the amendments to the Guidelines adopted by The Toronto Stock Exchange (the 'Amended Guidelines').  In the financial year ended April 30, 2002, the Board continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new ones, and will continue to ensure an effective process and structure for the management of the Company at all levels.

The following information highlights the structures and processes of corporate governance at the Company.  To enhance disclosure to members, the Company's corporate governance practices in relation to each of the 14 Guidelines, as to be amended by the Amended Guidelines, are specifically set out in Appendix''A' attached to this Information Circular.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company.  In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(a) adoption of a strategic planning process for the Company;

(b) identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

(c) succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(d) overseeing the integrity of the Company's internal controls and management information systems; and

(e) maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Board holds at least four in person meetings annually, and has established three standing committees with specific responsibilities.  The functions of the committees are described above under the heading 'Election of Directors - Board Meetings and Standing Committees'.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company's business and the opportunities or risks which the Company faces from time to time.  The Board held a total of five meetings during the Company's financial year ended April'30, 2002.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of 'unrelated directors'.  An 'unrelated director' is defined in the Guidelines as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a corporation has a 'significant shareholder' (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) a board of directors should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

The Board has determined that of its seven current directors, five are 'unrelated directors' and two are 'related' directors under the Guidelines.  James DeMesa is a 'related' director as he currently serves as President and Chief Executive Officer of the Company.  During the period January 26, 2001 to September 30, 2001 the Company's former Chairman, William J. (Bud) Foran, served as Interim President and Chief Executive Officer, pending the recruitment and appointment of Dr. DeMesa.  At this time, given his recent tenure as Interim President and Chief Executive Officer, we are considering Mr. Foran as a 'related' director.  The Guidelines state that the independence of a board is most simply assured by appointing a Chairman who is not a member of management.  The Board has determined that Mr. Scott, the Company's Chairman since September 6, 2001, is independent from management and is an unrelated director.  The Board considers that, by virtue of the number of unrelated directors, it is independent from management.  If the need ever arises, the Board will meet independently of any related director.

The number of directors to be fixed for the coming year is six, of whom five are expected to be unrelated.  The Company does not have a 'significant shareholder', as defined in the Guidelines. The Board believes that its optimal size is six to eight directors.  As the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint up to two additional directors before the next meeting of members is held, the Board may use this power to add to the breadth of its experience and expertise.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Compensation Committee of the Company is currently comprised of David Scott (its Chairman), Robert Rieder and Steven Gillis, all of whom are non-employee directors of the Company.

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation to be paid to directors, the Chief Executive Officer and each of the other executive officers of the Company and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company's incentive stock option plans.

Executive Compensation Policies and Programs

The Company's compensation policies and programs for executive officers, in addition to benefit programs generally available to all employees of the Company, currently consist of base salary, annual incentive bonus, long term incentive compensation in the form of stock options and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

Corporate objectives to assess the performance of the Chief Executive Officer, other executive officers and the performance of the Company as a whole are established on an annual basis as part of the budgeting process. The Compensation Committee and the Board review and approve the annual corporate objectives and the corporate objectives are then used in determining the results (i.e. incentive bonus) compensation of the Chief Executive Officer and executive officers. For the financial year ending April 30, 2003, functional and individual objectives have also been established to assess the performance of the Chief Executive Officer and the other executive officers. The Company is in the process of implementing this system for all employees.

Options for executive officers are generally granted at the time of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (e.g. over a period of three or four years).  Option grants for all employees, including executive officers, are reviewed on an annual basis.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b) recruit and retain executive officers of a high calibre; and

(c) align the interests of the executive officers with the interests of members and the intermediate and long term objectives of the Company.

Compensation of the Chief Executive Officer

William J. (Bud) Foran served as interim President and Chief Executive Officer of the Company from January 26, 2001 until September 30, 2001 pending the recruitment and appointment of the Company's new President and Chief Executive Officer, Dr. James DeMesa.  Mr. Foran's compensation for his services as interim President and Chief Executive Officer was $12,500 per month for serving in such capacity.  This was in addition to the $8,333 per month Mr. Foran received until September 5, 2001 in his capacity as Chairman of the Board and a director of the Company.

Effective October 1, 2001, James DeMesa was appointed President and Chief Executive Officer of the Company.  Dr. DeMesa's compensation includes a base salary, an annual performance bonus, stock options and other customary employment benefits.  The Compensation Committee reviews this compensation annually considering the Chief Executive Officer's performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  The Chief Executive Officer's performance against annual corporate objectives approved by the Board is measured semi-annually.  The assessment of whether the Company's objectives have been met includes, but is not limited to, considering the quality and measured progress of the Company's research and drug development programs, corporate alliances and similar relationships.  Due to Dr. DeMesa having been hired as of October 1, 2001, corporate objectives for the financial year ended April 30, 2002 were updated subsequent to his joining the Company. A review by the Compensation Committee determined that 71% (5 out of 7) of these updated corporate objectives were achieved for the financial year ended April 30, 2002.  The foregoing considerations were utilized in determining the compensation of James DeMesa for the financial year ended April 30, 2002.

SUBMITTED BY THE COMPENSATION COMMITTEE:

David Scott

Robert Rieder

Steven Gillis

Summary Compensation Table

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Company during the financial year ended April'30, 2002 and each of the four other most highly paid executive officers of the Company whose total salary and bonus was $100,000 or more for the financial year ended April'30, 2002 (collectively, the 'Named Executive Officers'):

Annual Compensation

Long Term Compensation

Name and Principal Position

Year

Salary

($)

Bonus

($)

Other Annual Compensation

($)

Securities under Options Granted

(#)

All Other Compensation

($)

James DeMesa(1)

President and Chief

Executive Officer

2002

$224,000

$76,929(2)

$12,262

1,000,000

$36,914(3)

2001

Nil

Nil

Nil

Nil

Nil

2000

Nil

Nil

Nil

Nil

Nil

William J. Foran(4)

Former interim

President and Chief Executive Officer

and Former Chairman of the Board

2002

$97,500

Nil

$9,500(5)

7,500

$457

2001

$134,972

Nil

Nil

105,000

Nil

2000

$60,000

Nil

Nil

5,000

Nil

Arthur J. Ayres(6)

Vice President, Finance & Administration and Chief Financial Officer

2002

$147,500

$29,971(2)

Nil

65,000

Nil

2001

$126,354

$18,000

Nil

12,325

Nil

2000

$115,833

$5,000

Nil

25,000

Nil

C. Robert Cory(7)

Vice President,

Business Development

2002

$144,773

$33,574(2)

Nil

65,000

Nil

2001

$81,783

$5,000

$10,848(8)

12,325

Nil

2000

$94,864

$6,000

Nil

10,000

Nil

H. David Friedland(9)

Vice President, Clinical Development

2002

$159,167

$37,801(2)

Nil

50,000

Nil

2001

$120,833

$15,000

Nil

17,325

Nil

2000

$95,833

$10,000

Nil

20,000

Nil

(1)  Dr. DeMesa became President and Chief Executive Officer of the Company on October 1, 2001.

(2)   Approximately 50% of the net after tax bonus is being applied voluntarily by these Named Executive Officers to purchase Common Shares of the Company from treasury at current market prices in support of the Company's cash management program.

(3)   Amount relates to relocation costs for the period from September 1, 2001 to April 30, 2002.

(4)   Mr. Foran served as Interim President and Chief Executive Officer of the Company from January 26, 2001 to September 30, 2001 and as Chairman of the Board from March 29, 1995 to September 5, 2001.  For the period October 1, 2001 to date, Mr. Foran has continued to serve as a director of the Company.

(5)   Amount relates to directors fees for the period September 6, 2001 to April 30, 2002.

(6)   Mr. Ayres was appointed Vice President, Finance & Administration and Chief Financial Officer on April 1, 2001 (previously Director Finance).

(7)   Dr. Cory was appointed Vice President, Business Development on April 1, 2001.  During a 2.5 month period during fiscal 2001, Dr. Cory served as a part-time consultant to the Company prior to which he was the Director Business Development of the Company.

(8)   Includes $5,844 of fees earned as a consultant to the Company and $5,004 of vacation pay.

(9)   Dr. Friedland was appointed Vice President, Clinical Development on April 1, 2001 (previously Director Clinical Development).

Employment Agreements of Named Executive Officers; Change in Responsibilities

The Company has employment agreements with the above Named Executive Officers, other than Mr. Foran who no longer serves in such capacity.  The agreements have no specific term of employment and provide for base salary, incentive bonuses based on individual and corporate performance including specific objectives achieved, periodic stock option grants, severance provisions (as discussed below) and employment benefits including vacation, health and dental insurance, group life and disability insurance, and director's and officer's liability insurance. The compensation of all Named Executive Officers is reviewed annually and all increases in base salary, awards of incentive bonuses, option grants and any other changes in compensation are approved by the Compensation Committee and the Board.

In the event that the employment of a Named Executive Officer is terminated by the Company without cause, the Named Executive Officer would be entitled to a lump sum payment equal to twelve months' base salary, continuing benefits for a period of twelve months following termination and outplacement assistance.  If the Named Executive Officer's employment is terminated by the Company without cause or the Named Executive Officer resigns for good reason (as defined) within 12 months following a change in control, in addition to the above noted entitlements for termination without cause, the Named Executive Officer's unvested stock options would vest immediately.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officers during the financial year ended April 30, 2002:

Name

Number

of

Securities under Options Granted

(#)

% of Total Options Granted to Employees in the Financial Year

(%)

Exercise Price

($/Security)

Market Value of Securities Underlying Options on the Date of the Grant

($/Security)

Expiration

Date

James DeMesa

1,000,000(1)

52.0%

$1.59

$1.45

October 31, 2009

William J. (Bud) Foran

7,500(2)

0.4%

$1.86

$1.82

 September 5, 2006

Arthur J. Ayres

65,000(3)

3.4%

$0.89

$0.88

March 27, 2010

C. Robert Cory

65,000(3)

3.4%

$0.89

$0.88

March 27, 2010

H. David Friedland

50,000(4)

2.6%

$0.89

$0.88

March 27, 2010

(1) Option vests in 37 tranches commencing October 1, 2001 (October 1, 2001: 250,000; balance monthly over the three year period November 1, 2001 to October 1, 2004 ie. 20,833 per month for 36 months).  Each tranche expires five years after date vested.

(2) Granted to Mr. Foran while he was acting as a director as well as interim President and Chief Executive Officer. Options vested upon grant.

(3) Options vest in four tranches commencing March 28, 2002 (March 28, 2002: 16,250;  March 28, 2003: 16,250;  March 28, 2004: 16,250;  March 28, 2005: 16,250).  Each tranche expires five years after date vested.

(4) Options vest in four tranches commencing March 28, 2002 (March 28, 2002: 12,500;  March 28, 2003: 12,500;  March 28, 2004: 12,500;  March 28, 2005: 12,500).  Each tranche expires five years after date vested.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information with respect to the exercise of options during the financial year ended April 30, 2002 by the Named Executive Officers and the number and value of unexercised options held as at April 30, 2002:

Name

Securities Acquired on Exercise

(#)

Aggregate Value Realised

($)

Unexercised Options at April 30, 2002

Exercisable/

Unexercisable

(#)

Value of Unexercised in the Money Options at April 30, 2002

Exercisable/

Unexercisable(1)

(#)

James DeMesa

Nil

Nil

375,000/625,000

Nil/Nil

William J. (Bud) Foran

Nil

Nil

117,000/Nil

Nil/Nil

Arthur J. Ayres

Nil

Nil

41,250/68,750

$488/$1,463

C. Robert Cory

Nil

Nil

45,000/65,000

$488/$1,463

H. David Friedland

Nil

Nil

62,500/62,500

$375/$1,125

(1) Market value equalled $0.92 per Common Share at the close of trading on The Toronto Stock Exchange on April 30, 2002.

SHARE PRICE PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares of the Company for the period commencing April 30, 1997 through April 30, 2002, the end of the last financial year, with the total cumulative return from the TSE 300 Composite Index, renamed the S&P/TSX Composite Index on May 1, 2002, over the same period. The Yorkton Healthcare Index which has been presented in prior years is not presented this year as it is no longer being prepared by Yorkton.  The Company's Common Shares have traded on The Toronto Stock Exchange throughout this period.

Revise the Excel Chart in j:/user/graphics/Doc 68363 Excel Chart

Apr-97

Apr-98

Apr-99

Apr-00

Apr-01

Apr-02

Micrologix Biotech Inc.

100

81.58

69.74

197.36

81.58

24.21

TSE 300

100

128.25

117.37

156.40

132.96

128.22

Note: This chart assumes that $100.00 was invested on April 30, 1997 in each of the TSE 300 Composite Index and in the Company's Common Shares

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the Company's most recently completed financial year has a director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or its subsidiary or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiary.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the senior officers and directors of the Company or a subsidiary thereof.

APPOINTMENT OF AUDITORS

At the meeting, the members will be called upon to reappoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Ernst & Young LLP has acted as the auditors of the Company since October 28, 1994.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY, AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE MEMBERS VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended April 30, 2002, together with the auditors' report thereon, which are included in the Company's annual report, will be presented at the Meeting.  Additional copies of the audited consolidated financial statements are available upon request directly to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Increase in Common Shares available under the 2000 Incentive Stock Option Plan

The members will be asked at the Meeting to adopt a resolution to increase the number of available options under the Company's 2000 Incentive Stock Option Plan (the '2000 Plan'), which resolution will be in the form set out in Appendix 'B' to this Information Circular.  A summary of the 2000 Plan is attached as Appendix 'C' to this Information Circular.  A copy of the 2000 Plan, as amended, may be obtained by any member upon request from the Company at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2.

The 2000 Plan was adopted by the Board on July 31, 2000 and approved by the members at an Annual and Extraordinary General Meeting on September 7, 2000.  The 2000 Plan authorizes the grant of options to acquire up to 2,000,000 Common Shares of the Company.  The Company also has a 1996 Incentive Stock Option Plan (the '1996 Plan') which was approved by the members at an Annual General Meeting on October 24, 1996.  Upon the approval of the 2000 Plan, the maximum number of options that could be granted pursuant to the 1996 Plan was decreased from 2,000,000 to 1,597,526 of which 62,250 have been exercised, leaving 1,535,276 options that can be granted pursuant to the 1996 Plan.  The 1996 Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of the options previously granted under the 1996 Plan did expire without having been exercised during the period July 2000 to March 2002, the Board has determined to resume the granting of options under the 1996 Plan but only to the extent that previously granted options have expired unexercised.  The 1996 and 2000 Plans were implemented to attract, retain and compensate persons who are important for the growth and success of the Company and to ensure that such persons' interests are aligned with those of the members.

As at August 12, 2002, a total of 1,857,000 options have been granted to participants in the 2000 Plan and an aggregate of 1,244,250 options have been granted to participants in the 1996 Plan.  As at August 12, 2002, the Company only has available for issuance a total of 434,026 options.  The Toronto Stock Exchange rules governing stock options do not permit the Company to re-issue previously authorized options once they have been exercised.  Instead, the Company is required to obtain further member approval to grant additional options beyond the maximum number previously authorized by the members.  As a result, the need to periodically increase the number of options available under a stock option plan is not unique to the Company and is part of the ongoing maintenance of a stock option plan.

The intention of the Company is to have a competitive employee option program which continues to assist the Company in attracting and retaining employees but which is also sustainable over a period of time.  During the financial year ended April 30, 2002, following the recruitment of Dr. DeMesa as the Company's President and Chief Executive Officer, the Company commenced the augmentation of its senior management team. Five new senior executives have been successfully recruited including a Senior VP Product Development, Senior VP Science & Technology (Chief Science Officer), Senior VP, Corporate Development (Chief Business Officer), VP Technology Development and a VP, Operations. In addition, a number of supporting roles were also created or restructured so as to increase the Company's ability to achieve its objectives.  Given the limited number of stock options currently remaining available, in order for the Company to provide an option plan, continue to attract and retain experienced employees with the expertise that the Company requires, an increase in the maximum number of Common Shares issuable pursuant to the 2000 Plan is required.

As of August 12, 2002, the number of options issued and outstanding under all plans is 9% of the now issued and outstanding Common Shares of the Company.  In order to ensure sufficient options continue to be available for issuance, the Company proposes that the number of shares issuable under the 2000 Plan be increased by 2,000,000 Common Shares from 2,000,000 Common Shares to 4,000,000 Common Shares.  No other terms of the 2000 Plan are proposed to be amended.  If the proposed increase in the number of options is approved by the members, the number of Common Shares authorized for issuance under all plans will be 14% of the then issued and outstanding Common Shares of the Company.

This amendment to the 2000 Plan was approved by the Board on August 12, 2002, subject to member and regulatory approvals.  Both the President and Chairman intend to vote the shares represented by proxies, in which either of them is designated a proxy holder, in favour of approving the foregoing amendment to the 2000 Plan, unless authority to vote in favour of such resolution is withheld.

Level of Shareholder Approval Required

In order to comply with the stock option plan requirements of The Toronto Stock Exchange, the amendment to the 2000 Plan must be approved by an ordinary resolution of disinterested shareholders.  For the purposes of this section, 'disinterested shareholders' shall mean those members other than:

(a)   directors and senior officers of the Company;

(b)   persons and companies who beneficially own, directly or indirectly voting securities of the Company, or who exercise control or direction over voting securities of the Company or a combination of both carrying more than ten percent of the voting rights attached to all voting securities of the Company currently outstanding other than voting securities held by the person or company as underwriter in the course of a distribution; and

(c)   associates of persons referred to in (a) and (b) above.

Accordingly, the votes attached to 136,250 Common Shares held by persons who do not qualify as 'disinterested shareholders' will not be considered eligibly voted for the purpose of determining whether the required level of member approval has been obtained for the ordinary resolution amending the 2000 Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

DATED at Vancouver, British Columbia, this 12th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

'David Scott'

David Scott

Chairman of the Board

APPENDIX 'A'

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Guidelines and proposed Amended Guidelines emphasize the importance of board-member independence and the responsibility of the Board for adopting a strategic planning process, identifying and monitoring risks and overseeing risk management, succession planning for senior management, overseeing corporate communications and adopting internal control and management information systems.  The Company subscribes to the principles enunciated in the Guidelines and Amended Guidelines.

The Board established a Corporate Governance Committee to help the Company set in place corporate governance guidelines, to the extent they are practical for the Company.  The Corporate Governance Committee has reviewed the Guidelines, Amended Guidelines and the Company's own corporate governance practices, with input and guidance from the Board.  The following table sets forth the 14 Guidelines, to be amended by the Amended Guidelines, together with a summary of the position of the Company with respect to each guideline:

TSE CORPORATE GOVERNANCE GUIDELINES1

DOES THE COMPANY ALIGN'

COMMENTS

(1) The board of directors should explicitly assume responsibility for the stewardship of the company, and as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a)   adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

Yes

A strategic planning process is in place in which Board members and management participate.  The strategic plan was approved by the Board and is reviewed by the Board biannually.

Implementation of the strategic plan is the responsibility of management.  The Board provides guidance but does not become involved in day-to-day matters.

Management reports to the Board on the Company's progress in achieving the strategic objectives set out in the strategic plan.

TSE CORPORATE GOVERNANCE GUIDELINES

DOES THE COMPANY ALIGN'

COMMENTS

(b) the identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks;

Yes

The Board, through its committees and as a whole, believes that it understands the specific risks of the Company's business.  The Board through its Corporate Governance Committee has established a Risk Responsibility review process that assigns responsibility for principal risks among the Board as a whole and the committees of the Board.

Management reports to the Board or committees of the Board on a regular basis on the status of key risk areas.

The Board reviews and approves the Company's annual capital and operating budgets.  Performance against budgets is reviewed quarterly.

(c) succession planning, including appointing, training and monitoring senior management;

In process

The Company, since recruiting a new President & CEO in October 2001, has focussed on augmenting the senior management team in key areas with the addition of five senior management personnel. A succession plan and development system is being developed for the Company including senior management.

The Company's Compensation Committee, composed of independent directors, monitors the performance of senior management and reports to the whole Board.

(d)   a communications policy for the company; and

Yes

A formal disclosure and communications policy has been developed and responsibility assigned to a Corporate Communications team that consists of the Chief Executive Officer, Chief Financial Officer, Chief Business Officer and the Manager Investor Relations.  This team consults with the Company's legal counsel, other professional advisors and/or board members as judged to be appropriate in the circumstances.

The Company has a policy addressing employee and insider trading that is followed by members of the Board and employees.  The Company periodically sets trading blackouts for employees and directors in advance of news releases and/or in other circumstances as deemed appropriate.

(e)  the integrity of the company's internal control and management information systems.

Yes

The Board has appointed an Audit Committee composed of independent directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee is satisfied that there are no major deficiencies in controls or information systems.  The Audit Committee meets quarterly with management and the external auditors to review financial statements, internal controls and other matters.  The Audit Committee reports to the Board prior to the approval of the quarterly and annual financial statements.

(2)   The board of directors should be constituted with a majority of the individuals who qualify as unrelated directors.  If the company has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the company by shareholders other than the significant shareholder.

Yes

The Company's Board is constituted of a majority of unrelated directors.  The only related Board members are James'DeMesa, the Company's President and Chief Executive Officer and William J. (Bud) Foran who served as Interim President & CEO of the Company  from January 26, 2001 to September 30, 2001.  All other Board members are unrelated.  The Company does not have a significant shareholder.

(3)     The board of directors will assess and disclose on an annual basis (i) whether the board of directors has a majority of unrelated directors and (ii) the analysis of the application of the principles supporting this conclusion.

Yes

Except for James DeMesa, President and Chief Executive Officer of the Company and William J. (Bud) Foran who served as Interim President & CEO of the Company  from January 26, 2001 to September 30, 2001 prior to the hiring of Dr. DeMesa, none of the remaining directors or their associates have worked for the Company, had material contracts with the Company or received remuneration from the Company other than compensation for their duties on the Board.

Kenneth H. Galbraith ' unrelated

Steven Gillis ' unrelated

Colin R. Mallet ' unrelated

Robert W. Rieder ' unrelated

David Scott ' unrelated

(4)   The board of directors should appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Yes

The Company has established a Corporate Governance Committee, which as part of its mandate, has the responsibility of recommending qualified candidates for the Board, annually reviewing the effectiveness of the Board and individual members of the Board.

All members of the Corporate Governance Committee are outside and unrelated directors.

(5)   The board of directors should implement a process for assessing the effectiveness of the board of directors, its committees and the contribution of individual directors.

Yes

The Corporate Governance Committee has been mandated to ensure that the contribution of Board members, committees of the Board and the Board as a whole is reviewed on an annual basis.   A process has been established which involves questionnaires that are completed by individual board members and representatives of management.  The Corporate Governance committee reviews the findings of the questionnaires and reports the results regarding the Board and Board Committees to the Board.  The individual directors discuss their own contribution with the chair and this is taken into account in the nomination process.  Additionally, the Corporate Governance Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

(6) Every company should provide an orientation and education program for new recruits to the board of directors.

Yes

The Company has developed a director's orientation manual containing salient information about the Company including the operation of the Board and the committees of the Board. Additionally, the Company provides new directors the opportunity to meet senior management prior to and subsequent to joining the Board.

Most Board meetings are held at the Company's premises to give additional insight into the business.

(7)   Every board of directors should examine its size and, undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.

Yes

A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and independence.  The Board has considered whether the current size of the Board permits such diversity and allows sufficient resources to carry out the duties of the Board.  The number of directors to be fixed for the coming year is six.   The Board believes that its optimal size is six to eight directors.  As the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint up to two additional directors before the next meeting of members is held, the Board may use this power to add to the breadth of its experience and expertise.

(8) The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.

Yes

It is in the mandate of the Compensation Committee to review the appropriateness and adequacy of directors' compensation on an annual basis.

(9) Subject to guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

Yes

All Board committees are composed solely of non-management directors.

(10)   The board of directors should expressly assume responsibility for, or assign to a committee of directors, general responsibility for developing the company's approach to governance issues.

Yes

The Corporate Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the governance of the Company.  Included in the Corporate Governance Committee mandate is the responsibility to:

1. develop the Company's approach to corporate governance issues;

2. monitor the application of the Company's governance principles and report to the Board on a regular basis; and

3.    review the mandates of the various Board Committees and recommend changes.

(11)      The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive officer, including the definition of the limits to management's responsibilities.  The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.

Yes

Position descriptions have been developed for all senior management including the President & CEO.  Mandates have been established for all committees of the Board.  The limits to management's authority, and the circumstances where Board approval is required are clearly defined.

The Company sets and approves corporate objectives as part of its annual budgeting process.  These objectives together with the Company's strategic plan comprise the principal mandate of the Chief Executive Officer. The Chief Executive Officer's objectives also include the general mandate to maximize shareholder value.

The corporate objectives are reviewed quarterly by the Board and the Chief Executive Officer's performance is reviewed based on performance against these objectives.

(12)  The board of directors should implement structures and procedures which ensure that the board of directors can function independently of management.

Yes

The Chair of the Board, David Scott, is not a member of management and together with the Corporate Governance Committee has the responsibility to ensure the Board discharges its responsibilities.  The Chair of the Board maintains open communication with all directors.

(13)  The audit committee of the board of directors should be composed only of unrelated directors and should have (i) specially defined roles and responsibilities as set out in an audit committee charter adopted by the board; (ii) direct communication channels with the internal and external auditors; and (iii) oversight responsibility for management reporting on internal control.  All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.  Each board shall determine the definition of and criteria for 'financial literacy' and 'accounting or related financial expertise'.

Yes

All members of the Audit Committee are non-management directors and the Chairman of the committee, Kenneth'Galbraith, is a Chartered Accountant and former Chief Financial Officer of QLT, Inc. a biopharmaceutical company.  The other committee members are financially literate.

The Board has adopted a charter that outlines the responsibilities of the Audit Committee.  The Audit Committee assists the Board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, meeting with the Company's external auditor, reviewing the adequacy of the system of internal controls, reviewing specific areas of risk, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.  The Audit Committee meets quarterly with management and the external auditor including a portion of the meeting at which management is not present.

(14)    The board of directors should implement a system which enables an individual director to engage an outside advisor at the company's expense, in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Yes

Individual directors may engage outside advisers at the Company's expense, where appropriate, with the prior approval of the Chair of the Board.

APPENDIX 'B'

ORDINARY RESOLUTION AMENDING STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE

BE IT RESOLVED as an ordinary resolution THAT:

1. The amendment to the Company's 2000 Incentive Stock Option Plan pursuant to which the maximum number of Common Shares issuable under the 2000 Incentive Stock Option Plan be increased by 2,000,000 Common Shares from 2,000,000 Common Shares to 4,000,000 Common Shares, as more particularly described in the Company's 2002 Information Circular, be and the same is hereby approved, authorized, ratified and confirmed.

2. Notwithstanding that this ordinary resolution has been duly passed by the members of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the members.

3. Any Director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such Director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

APPENDIX 'C'

SUMMARY OF MICROLOGIX 2000 INCENTIVE STOCK OPTION PLAN

The 2000 Plan was adopted by the Board on July 31, 2000 and provides for the issuance of up to 2,000,000 Common Shares. The Company utilizes incentive stock option plans to attract, retain and compensate persons who are important for the growth and success of the Company and to ensure that such persons' interests are aligned with those of the members.

The 2000 Plan is administered by the Compensation Committee appointed by the Board (the 'Committee'). The 2000 Plan provides for the grant of options to purchase Common Shares to directors, officers, employees and consultants of the Company, or any of its affiliates.

As a guideline currently set in place by the Committee, all options granted to employees and officers are required to vest over three years.  Options granted to directors who are not executive officers vest upon the date of grant.

A further guideline currently set in place by the Committee is for each instalment of an option to expire five years from the date upon which it vested, subject to the right of the Committee to extend the term in certain circumstances.  The expiration of any option, unless otherwise provided, is accelerated if the optionee's employment or other relationship with the Company terminates for any reason.

No option may be granted under the 2000 Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding Common Shares (on a non-diluted basis).  Grants to U.S. residents may be in the form of either incentive or nonqualified stock options.  Options are generally not transferable under the 2000 Plan.

The exercise price of an option is set at the time of grant and may not be less than the average closing price of the Common Shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant.  Payment of the exercise price of an option may be made in full by cash, bank draft, certified cheque or other consideration approved by the Committee.

The Committee may suspend, amend, or terminate the 2000 Plan at any time without notice, provided that no outstanding option is adversely affected thereby.  The 2000 Plan will automatically terminate on July 31, 2010, unless it has previously been terminated by the Committee, but options granted before the termination of the 2000 Plan may be exercised until they expire in accordance with their original terms.

As of August 12, 2002, the number of options issued and outstanding under the 1996 Plan and the 2000 Plan is 3,101,250 representing 8.8% of the Company's issued and outstanding Common Shares.  After giving effect to the increase in the 2000 Plan, the maximum number of Common Shares that may be issued under the 1996 Plan and the 2000 Plan represents approximately 14% of the Company's issued and outstanding Common Shares.

The text of the ordinary resolution to approve the increase in the 2000 Plan is attached as Appendix 'B' to this Information Circular. To be effective, this resolution must be approved by a majority of votes cast on the matter at the Meeting other than votes attaching to securities beneficially owned by the optionees or their associates.

The Board considers the approval of the increase in the 2000 Plan to be in the best interests of the Company and unanimously recommends that members vote in favour of the resolution set forth in Appendix 'B' to this Information Circular. Both the Chairman and the Chief Executive Officer intend to vote the Common Shares for which either of them is appointed proxyholder in favour of approval of the increase in the 2000 Plan.

1 Includes Amended Guidelines.